SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated April 27, 2016.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 33-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
cgi.com/newsroom

CGI posts strong Q2 results
Earnings per share expands by 15.4%

Q2-F2016 year-over-year highlights

•	Revenue of $2.8 billion, up 5.7%;

•	Bookings of $2.7 billion, up $480.9 million;

•	Backlog of $20.7 billion, up $705.0 million;

•	Adjusted EBIT of $390.6 million, up $27.5 million;
• Adjusted EBIT margin of 14.2%, up 20 basis points;

•	Net earnings of $282.7 million, up 12.6%;

•	Diluted EPS of 90 cents, up 15.4%;

•	Cash provided by operating activities of $251.4 million;

•	Investment of $508.7 million for the repurchase of 9.1 million shares;

•	Return on equity of 16.9%.

Note: All figures in Canadian dollars. Q2-F2016 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)
Montréal, Quebec, April 27, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2016 second quarter revenue of $2.8 billion, up 5.7% compared with $2.6 billion in the year ago period. Foreign exchange fluctuations positively impacted revenue by $173.7 million. Sequentially, revenue improved by $66.3 million or 2.5%.

The Company booked $2.7 billion in contract awards in Q2-F2016, bringing the total bookings over the last twelve months to $11.0 billion or 104.1% of revenue. At the end of March 2016, the Company’s backlog of signed orders stood at $20.7 billion, up $705.0 million compared with the same period last year.
Adjusted EBIT increased to $390.6 million in the quarter, up 7.6% compared with Q2-F2015, while EBIT margin improved to 14.2%.

Net earnings were $282.7 million, up 12.6% compared with last year. Earnings per diluted share were 90 cents,

an increase of 15.4% compared with 78 cents in Q2-F2015. When excluding a one-time favorable tax adjustment of $14.4 million, earnings per diluted share increased by 10.3% to 86 cents.

In millions of Canadian dollars except earnings per share and where noted
	Q2-F2016	Q2-F2015
Revenue	2,750.0	2,601.2
Adjusted EBIT Margin	390.6 14.2%	363.1 14.0%
Net earnings	282.7	251.2
Margin	10.3%	9.7%
Earnings per share (diluted)	0.90	0.78
Net earnings excluding specific items*	268.3	251.2
Margin	9.8%	9.7%
Earnings per share (diluted) excluding specific items*	0.86	0.78
Weighted average number of outstanding shares (diluted)	313,610,579	322,915,371
Net finance costs	22.6	24.5
Net debt	1,926.7	1,869.8
Net debt to capitalization ratio	23.8%	24.4%
Cash provided by operating activities	251.4	284.7
Days sales outstanding (DSO)	41	41
Return on invested capital (ROIC)	14.4%	14.6%
Return on equity (ROE)	16.9%	18.4%
Bookings	2,733.9	2,253.0
Backlog	20,704.9	20,000.0

* Specific items in Q2-F2016: $14.4 million tax adjustment.
“Our strong financial performance reflects the alignment of our comprehensive portfolio of services and solutions with rising client demand,” said Michael E. Roach, President and CEO. “We remain committed to the successful execution of our Build and Buy strategy by investing in areas clients value the most, such as digital and security-related capabilities, through talent expansion and strategic acquisitions.”
Cash generated from operating activities was $251.4 million in the quarter. Over the last twelve months, the Company has generated $1.2 billion, representing 11.8% of revenue or $3.92 in cash per diluted share.
In the quarter, $508.7 million was invested to repurchase and cancel 9.1 million shares, at an average price of $55.73. Under the renewed Normal Course Issuer Bid, an additional 14.3 million shares can be acquired before February 2017.

At the end of March, the long-term debt stood at $2.1 billion dollars, a $111.2 million reduction from last quarter.
Net debt increased by $353.0 million to $1.9 billion, reflecting share repurchase and an accretive acquisition. As a result, the net debt to capitalization ratio was 23.8%. At the end of the quarter, The Company had $1.5 billion in available cash and unused credit facilities.
Q2-F2016 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern Daylight Time to discuss results. Participants may access the call by dialing 866-225-2055 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE and net earnings and diluted EPS excluding specific items.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the

U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date:	April 27, 2016	By	/s/ Benoit Dubé
			Name:	Benoit Dubé
			Title:	Executive Vice-President, Chief
Legal Officer and Corporate Secretary